UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-226793

Best Western International, Inc.

(Exact name of registrant as specified in its charter)

6201 N. 24th Parkway

Phoenix, Arizona 85016

(602) 957-5600

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Common Stock, Series A-1, without par value

Common Stock, Series A-2, without par value

Common Stock, Series A-3, without par value

Common Stock, Series A-4, without par value

Common Stock, Series A-5, without par value,

Common Stock, Series A-6, without par value

Common Stock, Series A-7, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Best Western International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 27, 2019	By:	/s/ Lawrence M. Cuculic
Lawrence M. Cuculic Senior Vice President, General Counsel and Corporate Secretary